

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from _________________ to _________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR UNION ASSOCIATES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
as of December 31, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits for the year ended
December 31, 2010 and December 31, 2009

Notes to Financial Statements

Supplemental Schedule as of December 31, 2010

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

Dated: June 20, 2011

By: SPARTAN STORES, INC.
Plan Administrator

By: 
Thomas A. Van Hall
Vice President Finance

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99.2	Performance Table

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spartan Stores, Inc.

We hereby consent to the incorporation by reference in the registration statements (Form S-8 No. 333-66430, No. 333-100794 and No. 333-145432) for Spartan Stores, Inc., of our report dated June 20, 2011, with respect to the statements of net assets available for benefits of Spartan Stores, Inc. Savings Plus Plan for Union Associates as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2010 supplemental schedule of assets (held at end of year), included in the Annual Report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for Union Associates as of and for the year ended December 31, 2010.

/s/Rehmann Robson, P.C.
REHMANN ROBSON, P.C.

June 20, 2011
Grand Rapids, Michigan

EXHIBIT 99.2

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

JUNE 20, 2011

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 on March 25, 2006, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/25/06 Value	3/31/07 Value	3/29/08 Value	3/28/09 Value	3/27/10 Value	3/26/11 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 2,152.45	$ 1,648.94	$ 1,243.74	$ 1,204.55	$ 1,269.37

The Company began paying a quarterly dividend of $.05 per common share on March 14, 2006. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.


Spartan

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

Rehmann
Business wisdom delivered.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan for Union Associates
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan for Union Associates*** as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2010 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Rehmann Robson, P.C.
REHMANN ROBSON, P.C.

June 20, 2011
Grand Rapids, Michigan

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2010	**2009**
ASSETS		
Investments at fair value		
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	$ 28,460,567	$ 27,014,133
Receivables		
Participant contributions	23,529	-
Notes receivable from participants	1,164,446	1,206,016
Total receivables	**1,187,975**	**1,206,016**
Net assets available for benefits at fair value	**29,648,542**	**28,220,149**
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(40,490)	71,206
Net assets available for benefits	**$ 29,608,052**	**$ 28,291,355**

The accompanying notes are an integral part of these financial statements.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31	
	2010	**2009**
Additions to net assets attributed to		
Contributions		
Participants	$ 1,377,784	$ 1,493,344
Rollover	-	108,564
Total contributions	**1,377,784**	**1,601,908**
Dividend income	537,690	464,810
Interest income – notes receivable from participants	79,855	98,124
Total additions	**1,995,329**	**2,164,842**
Deductions from net assets attributed to		
Benefits paid to participants	3,250,609	1,228,101
Administrative expenses	9,358	5,546
Total deductions	**3,259,967**	**1,233,647**
Net appreciation in aggregate fair value of investments in Spartan Stores, Inc. Savings Plus Master Trust	**2,579,298**	**2,883,357**
Net increase before plan transfers	**1,314,660**	**3,814,552**
Transfers from other plan	2,037	482
Transfers to other plan	-	(15,997)
Net increase	**1,316,697**	**3,799,037**
Net assets available for benefits		
Beginning of year	28,291,355	24,492,318
End of year	**$ 29,608,052**	**$ 28,291,355**

The accompanying notes are an integral part of these financial statements.

---

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the ***Spartan Stores, Inc. Savings Plus Plan for Union Associates*** (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees of Spartan Stores, Inc. (the "Plan Sponsor" or "Company") represented by the General Teamsters Union. Prior to July 1, 2008, employees were eligible to participate in the Plan upon attaining age 21 and having six consecutive months of employment with 500 service hours, or 500 service hours in 12 consecutive months since the date of hire, or 500 hours in any Plan year. Effective July 1, 2008, employees are eligible to participate in the Plan upon attaining age 21 and having completed six months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions up to the maximum allowed by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of contributions into various investment options offered by the Plan through the Spartan Stores, Inc. Savings Plus Master Trust (Note 2). As of December 31, 2010, the Plan offered mutual funds, one common collective investment trust and the common stock of the Plan Sponsor as investment options for participants. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

All funds contributed to the Plan are 100% vested and nonforfeitable.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500, up to a maximum of 50% of the participant's account balance. Additionally, to be non-taxable, the note receivable cannot exceed $50,000, reduced by the participant's highest outstanding note receivable balance during the 12-month period immediately preceding the note receivable issuance date. The terms for notes receivable from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are collateralized by the balance in the participant's account and bear interest at annual rates ranging from 5.25% to 11.00%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time the note receivable was issued. Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant's account or installment payments as defined by the Plan agreement. All accounts less than $5,000 in value as of the last date of employment require a lump sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants' elective contributions only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Administrative Expenses

The Plan's administrative expenses, including salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan. An administrative fee is charged to those participants electing to receive a distribution. There is also an administrative service fee charged to the individual participants account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair market value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. Participant loans have been reclassified from investments to "notes receivable from participants" in the accompanying 2009 statement of net assets available for benefits; interest income from participant loans has also been reclassified and is presented separately as "interest income – notes receivable from participants" in the 2009 statement of changes in net assets available for benefits.

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amended ASC 820, *Fair Value Measurements and Disclosures*, to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. The adoption of ASU 2010-06 did not have an impact on the Plan's net assets available for benefits or its changes in net assets available for benefits, as there were no such transfers within changes the fair value measurement disclosures in the Plan's financial statements.

2. INVESTMENTS

The Plan's investments consist of an interest in the Spartan Stores, Inc. Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). The Master Trust permits co-mingling of the trust assets of the Plan and the Spartan Stores, Inc. Savings Plus Plan for investment and administrative purposes. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The net appreciation (depreciation) for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) are summarized as follows for the year ended December 31:

	2010	2009
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ 14,079,089	$ 25,205,153
Common stock	1,195,197	(3,917,429)
Total net appreciation	**$ 15,274,286**	**$ 21,287,724**

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

The assets of the Master Trust are summarized as follows at December 31:

	2010	2009
Investments at fair value:		
Alger Small Cap Institutional Fund	$ 2,727,506	$ 2,437,591
American Century Large Company Value Fund	-	3,793,389
American Funds Growth Fund of America	19,833,521*	19,572,896*
Fidelity Balanced Fund	9,589,228*	9,221,516*
Fidelity Disciplined Equity Fund	11,066,692*	11,219,944*
Fidelity Freedom 2005 Fund	336,558	342,455
Fidelity Freedom 2010 Fund	1,548,893	2,133,619
Fidelity Freedom 2015 Fund	4,828,779	4,398,973
Fidelity Freedom 2020 Fund	8,926,481	7,699,774
Fidelity Freedom 2025 Fund	4,708,010	4,177,646
Fidelity Freedom 2030 Fund	8,981,036	8,151,297
Fidelity Freedom 2035 Fund	2,146,765	1,711,512
Fidelity Freedom 2040 Fund	6,021,967	4,982,101
Fidelity Freedom Income Fund	1,634,242	1,406,882
Fidelity International Discovery Fund	12,439,259*	12,029,460*
First American Mid Cap Growth Opportunity Fund	-	5,204,147
Lord Abbett Mid Cap Value Fund	-	27
MFS Value R3	4,327,548	-
Nuveen Mid Cap Growth Opportunity	6,894,441*	-
Perkins Mid Cap Value Fund	5,831,782	5,610,280
PIMCO Total Return Fund	16,511,350*	14,548,410*
RS Emerging Markets	959,977	-
RS Partners Fund	6,127,689	4,574,114
Spartan Stores, Inc. Common Stock	6,980,909*	7,871,880
Spartan U.S. Equity Index Fund	9,606,546	8,073,224
Fidelity Managed Income Portfolio	20,487,110*	20,441,362*
Total investments	$ 172,516,289	$ 159,602,499
Plan's investment in the Master Trust	$ 28,460,567	$ 27,014,133
Plan's percentage interest in total assets of the Master Trust	16.50%	16.93%

*The Plan's share of the investment fund represents 5% or more of the Spartan Stores, Inc. Savings Plus Plan for Union Associates net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, establishes the framework for measuring fair value based upon the assumptions (inputs) used to value the assets or liabilities. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Shares held in mutual funds are valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common stock: Spartan Stores, Inc. common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Common collective investment trust: This investment is a public investment security valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31:

2010	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 44,667,526	$ 44,667,526	$ -	$ -
Value funds	10,159,330	10,159,330	-	-
Growth funds	30,415,446	30,415,446	-	-
Equity funds	11,066,692	11,066,692	-	-
Income funds	1,634,242	1,634,242	-	-
Index funds	9,606,546	9,606,546	-	-
Lifecycle funds	37,498,488	37,498,488	-	-
Total mutual funds	145,048,270	145,048,270	-	-
Common Collective Trust	20,487,110	-	20,487,110	-
Common stock:				
Wholesale grocer (Company stock)	6,980,909	6,980,909	-	-
Total investments held in Master Trust	**$ 172,516,289**	**$ 152,029,179**	**$ 20,487,110**	**$ -**

2009	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 40,373,500	$ 40,373,500	$ -	$ -
Value funds	9,403,696	9,403,696	-	-
Growth funds	27,214,634	27,214,634	-	-
Equity funds	11,219,944	11,219,944	-	-
Income funds	1,406,882	1,406,882	-	-
Index funds	8,073,224	8,073,224	-	-
Lifecycle funds	33,597,377	33,597,377	-	-
Total mutual funds	131,289,257	131,289,257	-	-
Common Collective Trust	20,441,362	-	20,441,362	-
Common stock:				
Wholesale grocer (Company stock)	7,871,880	7,871,880	-	-
Total investments held in Master Trust	**$ 159,602,499**	**$ 139,161,137**	**$ 20,441,362**	**$ -**

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan, through the Master Trust, has entered into a fully-benefit responsive investment contract with Fidelity Investments (Fidelity). Fidelity maintains contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Fidelity. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The common collective trust investment issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 1, because the common collective investment trust is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract, however, the contract is included in the statements of net assets available for benefits at fair value. The contract value of the common collective investment trust held by the Master Trust at December 31, 2010 and 2009 was $20,284,813 and $20,821,472, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates are based on an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The average yields based on actual earnings and based on interest rate credited to participants were approximately 1.44% and 1.20% for 2010 and 2009, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to quality for exemption from federal income taxes or any required prohibited transactions contemplated under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The common collective investment trust does not permit Fidelity to terminate the agreement prior to the scheduled maturity date.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan's assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services amounted to $9,358 and $5,546 for 2010 and 2009, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $92,715,020 and $87,916,541 in such investments as of December 31, 2010 and 2009, respectively.

The Plan's investment in Spartan Stores, Inc. common stock as of December 31, 2010 and 2009 represents party-in-interest transactions. The participating plans in the Master Trust together held 411,853 and 550,866 shares of Spartan Stores, Inc. common stock as of December 31, 2010 and 2009, respectively, representing approximately 1.82% and 2.45% of the Company's total outstanding shares as of each of those dates.

Cash dividends of $91,005 and $103,030 were paid to the Master Trust by Spartan Stores, Inc. during 2010 and 2009, respectively, based on shares held by the Master Trust on the dates of declaration. This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 16, 2002, that the Plan and the related master trust is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan has no income subject to unrelated business income.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

8. RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, a common collective investment trust and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

9. TRANSFER OF ASSETS TO OR FROM THE PLAN

Assets totaling $2,037 and $482 were transferred to the Plan in the normal course of Plan activities during 2010 and 2009, respectively, from the Spartan Stores, Inc. Savings Plus Plan, a defined contribution plan, in connection with a change in employment status of certain Spartan Stores, Inc. associates who are now participants of this Plan. Similarly, assets totaling $15,997 were transferred from the Plan in the normal course of Plan activities during 2009 to the Spartan Stores, Inc. Savings Plus Plan in connection with a change in employment status of certain Spartan Stores, Inc. associates who were formerly participants of the Plan.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of investments reported in these financial statements to the amounts reported on Schedule H to the Form 5500 at December 31:

	2010	2009
Investments reported in these financial statements	$ 28,420,077	$ 27,085,339
Notes receivable from participants	1,164,446	1,206,016
Investments reported on Schedule H to Form 5500	**$ 29,584,523**	**$ 28,291,355**

The following is a reconciliation of interest income reported in these financial statements for the years ended December 31 to the amounts reported on Schedule H to the Form 5500:

	2010	2009
Interest income from investments reported in these financial statements	$ -	$ -
Interest income – notes receivable from participants	79,855	98,124
Interest income from investments reported on Schedule H to Form 5500	**$ 79,855**	**$ 98,124**

Participant loans are recorded on the Schedule H to the Form 5500 as an investment, while participant loans are reported as "notes receivable from participants" in the caption receivables in the accompanying financial statements. Additionally, interest income from participant loans is reported on the Schedule H to the Form 5500 as investment income, while interest income from participant loans are reported as "interest income – notes receivable from participants" in the accompanying financial statements. See Note 1.

* * * * *

SUPPLEMENTARY INFORMATION

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

PLAN #003

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Spartan Stores, Inc. Savings Plus Master Trust	Plan share of Master Trust	$ 28,460,567
*	Notes receivable from participants	Notes receivable, maturity 1 – 5 years, with annual interest rates ranging between 5.25% and 11.00%; collateralized by participant account balances	1,164,446
	Total investments		**$ 29,625,013**

a) An asterisk in this column identifies a person known to be a party-in-interest.